

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2025

Ellery Roberts
Chief Executive Officer
1847 Holdings LLC
260 Madison Avenue, 8th Floor
New York, NY 10016

> **Re: 1847 Holdings LLC**
> **Registration Statement on Form S-1**
> **Filed April 7, 2025**
> **File No. 333-286427**

Dear Ellery Roberts:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 7, 2025

Cover Page

1. Disclose on the cover page and in the Offering section the current exercise price of the warrants and summarize the exercise price reset provisions of the warrants. Highlight the number of shares underlying the Series A and Series B warrants that have already been registered, and state whether you are registering the remaining maximum number of shares that could be issued upon exercise of the Series A and Series B warrants. If you are not, quantify the estimated number of remaining shares. Describe the zero exercise price provision of the Series A warrants and that the number of shares issuable upon exercise of the Series A warrants therefore increases as the stock price falls below the initial exercise price of the warrants.

Prospectus Summary

Private Placement Transaction, page 2

2.   Please remove your reference to the "alternate cashless exercise option" of the Series A warrants and instead use the term "zero exercise price" or another appropriate term to convey that, in addition to the company receiving no cash upon the "cashless exercise," the Series A warrant holders would be entitled to receive more shares than they would under the cash exercise terms. Where you state on the cover page and in the Offering and Use of Proceeds section that you will not receive any proceeds from exercise of the Series A warrants, disclose why this is the case.

3.   We note that the exercise price of the Series A and Series B warrants has reached the adjusted floor price. State clearly whether the exercise price may be adjusted further downwards, and if so, describe and provide examples of circumstances that would result in such adjustment(s).

Risk Factors, page 7

4.   Add a risk factor to address the substantial dilutive impacts of the Series A and Series B warrants, including due to the exercise price reset provisions and the zero exercise price provision, or "alternate cashless exercise option," of the Series A warrants. Highlight that the number of shares issuable pursuant to exercise of the warrants has already been adjusted upwards, as well as the discrepancy between the maximum number of shares that may be issuable upon exercise of the warrants and your currently outstanding common shares.

General

5.   We note from risk factor disclosure and your current report on Form 8-K filed April 7, 2025, that your common shares have been delisted from NYSE American pursuant to Section 1003(f)(v) of the NYSE American Company Guide, which provides for consideration of suspension "[i]n the case of a common stock selling for a substantial period of time at a low price per share, if the issuer shall fail to effect a reverse split of such shares within a reasonable time after being notified that the Exchange deems such action to be appropriate." Please enhance your risk factor at page 7 to elaborate on the reasoning for the delisting and disclose whether you have plans to seek shareholder approval for a reverse stock split or otherwise how you intend to regain compliance with NYSE American listing standards. If applicable, state the impact that a reverse stock split would have on the floor price of the Series A and Series B warrants and the total number of common shares issuable pursuant to such warrants.

6.   We note that you are registering for resale common shares accounting for approximately 2,933% of your outstanding shares and that the selling shareholders appear to be insulated from market risk as a result of the exercise price reset provisions of the Series A and Series B warrants. Please provide us with a detailed legal analysis as to why you believe that the offering by the selling shareholders should be characterized as a secondary offering rather than an indirect primary offering. Address the circumstances under which the selling shareholders acquired the warrants, the nature of the relationships between the issuer and the selling shareholders, and the provisions of the warrants which mitigate selling shareholders'

investment risk. In this regard, we note that the exercise prices have already been adjusted downwards to the floor price, which may further lower upon certain events. To the extent that this is an indirect primary offering, identify the selling shareholders as underwriters and provide a fixed price at which the selling shareholders will sell the securities for the duration of the offering. For guidance, please refer to Question 612.09 of Securities Act Rule Compliance and Disclosure Interpretations, as well as Question 139.11 of Securities Act Sections Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis A. Bevilacqua